Form C

Cover Page

Name of issuer:

Maison De La Vie, Ltd.

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CO

Date of organization: 1/2/2012

Physical address of issuer:

412 Violet Street
Golden CO 80401

Website of issuer:

http://goldenmoondistillery.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

75,758

Price:

$0.73171

Method for determining price:

Dividing pre-money valuation $9,003,691.55 (or $8,121,300 for investors in the first $100,000.56) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.28

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.97

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

9

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,475,542.00	$2,554,107.00
Cash & Cash Equivalents:	$67,644.00	$24,551.00
Accounts Receivable:	$34,603.00	$26,086.00
Short-term Debt:	$625,837.00	$454,033.00
Long-term Debt:	$2,974,153.00	$2,727,016.00
Revenues/Sales:	$625,751.00	$869,445.00
Cost of Goods Sold:	$432,303.00	$508,949.00
Taxes Paid:	$0.00	$0.00
Net Income:	($611,769.00)	($708,987.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Maison De La Vie, Ltd.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Stephen Gould	Master Distiller	Golden Moon Distillery	2008
Karen Knight	Physician	Panorama Orthopedics	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Stephen Gould	CEO	2008
Stephen Gould	Founder	2008
John Lennon	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Stephen Gould	12000000.0 Common Class A Units	98.32

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Regulatory matters governing our industry could have a significant negative effect on our business.

The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau (TTB) regulates the manufacture of distilled spirits at the Federal level, and requires the maintenance of a bond before operations begin and while operations continue. The Colorado Department of Revenue, Liquor and Tobacco Enforcement Division regulates the manufacture and sale of distilled spirits at the State level, and similar agencies regulate the manufacture and sale of distilled spirits in other states. The Company's projections assume that the Company will be able to maintain the requisite licensure in each state market that the Company either currently operates in or will operate in, in the future. Should the Company violate any of these licensing requirements from time to time, this could prove costly to the Company and might result in the closure of the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition of additional taxes and/or costs, require reformulation of some product to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have material adverse effect on our financial position, results of operations or cash flows.

Disruptions in the Company's manufacturing systems or losses of manufacturing certifications could adversely affect sales and customer relationships.

Any significant disruptions in the Company's operations for any reason, including regulatory requirements, lost certifications, licenses or registrations, power interruptions, fires, hurricanes and other weather events, war or threats of terrorism, or other supply chain interruptions due to unforeseen events, could disrupt our manufacture of products, adversely affecting sales and customer relationships.

The Company relies on third-party suppliers for ingredients that it cannot manufacture; Cost of expansion of the Distillery may exceeded projections.

The Company purchases from third-party suppliers all the ingredients for its products. While the Company believes these ingredients to generally be abundant, suppliers and vendors may not provide these ingredients and products in the quantities requested, in a timely manner or at a price we are willing to pay for a variety of reasons. An unexpected interruption of supply could materially adversely affect our financial position, results of operations or cash flows. An interruption in supply of key ingredients or packaging components (such as bottles and barrels) that we are unable to remedy could result in our inability to deliver our products on a timely basis, which, in turn, could have a material adverse effect on our financial position, results of operations or cash flows. The anticipated cost of equipment, installation, design and build out of the expansion of the facility may be higher than projected. While Management believes that it has an accurate estimate of the remaining costs to expand the Distillery, there is always a risk that there will be further cost or delay, which could adversely impact investment in the Company.

A rise in raw material prices could increase our product costs and dilute Company margins.

The Company is exposed to risks in the raw materials market, which include limited supply of key raw materials and material fluctuations in pricing. Consequently, the price of key raw materials may not remain relatively constant and could increase significantly, which would dilute the Company's margins and adversely affect its profitability. Raw materials account for a significant portion of the Company's manufacturing cost. The Company may be unable to raise customer prices quickly enough to fully offset the effects of any increase in raw material prices. Significant increases in raw material prices could have a material adverse effect on results of operations and financial condition.

The Company may incur material product liability claims, which could increase its costs and adversely affect its reputation, revenues and results of operations.

As a manufacturer and distributor of products designed for human consumption, the Company may be subject to product liability claims if the use of its products is alleged to have resulted in illness, injury or death. Its ingredients are classified as food items and generally are not subject to pre-market regulatory approval or clearance other than regulation as sale of alcoholic beverages. Any product liability claim against the Company could result in increased costs and could adversely affect its reputation with customers, which in turn could adversely affect its business, results of operations, financial condition and value of its equity.

The Company is exposed to risks of operating a retail establishment.

The tasting rooms are retail establishments. There is a risk of injury to its patrons due to disorderly conduct or natural calamity either on premise or due to intoxication while operating a motor vehicle after leaving the tasting room. While the Company maintains general liability insurance and dram shop insurance, there can be no assurances that such insurance coverage will cover all risks or that the amount of insurance will cover all losses for which the Company may be held responsible.

Since the Company Expanded its Production Facility The Company Has Incurred Operating Losses And Does Not Expect To Be Profitable For At Least The Next Several Years.

Golden Moon Distillery has been operating at a loss since expanding our

production facility (Begun in 2018 and completed in 3rd quarter 2019). The Company was profitable prior to that. As a result, the Company expects to continue to experience negative cash flow for at least the next several years and cannot predict when, or whether, it might become profitable.

Compliance with Loan and Lease Agreements.

The Company has obtained commercial loans and must adhere to the covenants of those loan agreements as well as pay back those loans over time. Any business that is subject to leverage runs the risk that the added debt service obligations of the leverage could impair its ability to operate. Failure to generate sufficient cash flow for repayment when these obligations come due could result in insolvency for the Company. In addition, should the Company be able to refinance any indebtedness when due, the cost of effecting such a roll over may adversely impact the Company. In addition to the bank loan, the Company has an equipment lease requiring regular payments as well as its facility lease obligations. Breach of the lease could result in loss of the business.

The Company's success will largely depend on the abilities and continued efforts of its Management Team.

The Company's growth and success is principally dependent upon our Board of Managers and our management team. The Company's success will largely depend on the abilities and continued efforts of such persons and certain other key employees, many of whom would be difficult, if not impossible, to replace. If, for any reason, key personnel do not continue to be active in our management, such loss could have a material adverse effect on our financial position, results of operations or cash flows.

With limited resources, the Company cannot assure you that it will effectively manage its growth.

The Company's growth and expansion plan requires significant management time and operational and financial resources. There is no assurance that the Company has, or in the future will be able to generate, the operational and financial resources to manage its growth. Failure to adequately manage its growth could have a material adverse effect on business, results of operations and financial condition

The Company operates in a highly competitive industry, and failure to compete effectively could adversely affect market share, financial condition and growth prospects.

The local and national craft distillery markets (both retail establishments and distribution of distilled spirits through wholesale and retail sale of bottled spirits) are highly fragmented. The principal elements of competition in the industry are product quality, price, selection and distribution channel offerings. Due to the numerous distilleries, products and brands in the market, as well as the additional competition caused by lower priced national, regional and local brands, it is becoming increasingly difficult to get name recognition and to differentiate one's products in the market or obtain distribution. The Company may not be able to compete effectively and its attempt to do so may require it to increase marketing and/or reduce prices, which may result in lower margins. Failure to effectively compete could adversely affect market share, revenues and growth prospects.

The craft distillery market is subject to rapidly and frequently changing consumer trends and preferences. Failure to appropriately respond to changing consumer preferences and demand for new products and services could significantly harm sales, inventory management and customer relationships.

The craft distilling market is particularly subject to rapidly and frequently changing consumer trends and preferences. Continued success depends in part on the Company's ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. The Company's failure to accurately predict these trends could negatively impact its inventory levels and sales. The success of the Company's product offerings depends upon a number of factors, including ability to: • accurately anticipate customer needs; • innovate and develop new products; • successfully commercialize new products in a timely manner; • price products competitively; • procure and maintain products in sufficient volumes and in a timely manner; and • differentiate product offerings from those of the Company's competitors. If the Company does not introduce new products, make enhancements to existing products or maintain the appropriate inventory levels to meet customers' demand in a timely manner, its business, results of operations and financial condition could be materially and adversely affected.

Unfavorable publicity or consumer perception of our products could have a material adverse effect on business.

The Company is highly dependent upon consumer perception of the safety, efficacy and quality of its products. Adverse publicity could be unfavorable to the industry or any of the Company's particular products and may not be consistent with earlier favorable research or publicity.

Losses at the Distillery could materially impact business.

Any significant disruption in distribution of the Company's products for any reason, such as a fire, flood, hurricanes, pandemics, earthquakes or similar events, could adversely affect our product distributions and sales until such time as we are able to secure an alternative distribution method. In addition, we may experience theft of products while they are being held in inventory.

Actual Results will vary from Projections.

The Accounting Projections contain numerous assumptions and forward looking statements. The actual results of the Company will vary from those set forth in the Accounting Projections, and the variances may be substantial. Should the

Company incur greater expenses or capital requirements than anticipated, or should the Company experience delays in opening its business, this could result in it running out of cash or having to alter operations significantly in order to remain in business. Should revenues fall short of projection or should margin prove to be less than anticipated, this could also have a substantial adverse impact on operations of the Company

Inability to continue to execute business plan could adversely affect business.

The Company's competitive strengths include the experience of its Managers and management team and its customer service commitment (including adaptability to customer needs and speed of delivery). If the Company is unable, for any reason, to continue to control costs or maintain other competitive strengths, it may not be able to continue to execute our business plan, which could have a material adverse effect on financial position, results of operations or cash flows.

Company Management and Control.

The Company's management maintains the ability to exert substantial influence over all matters submitted to unitholders for approval and will continue to do so following the Offering. The Company is controlled by the Company's founder Stephen Gould who is the principal unitholder and who along with his wife Karen Knight constitute the entire Board of Managers of the Company. Mr Gould currently beneficially owns approximately 97% of the total number of outstanding units (Common and Preferred) and if the maximum number of Units is sold in this Offering, he will beneficially own approximately 87% of the total units outstanding. Therefore, he will continue to be able to exercise control over the election of the Company's Board of Managers, dissolve, merge or engage the Company in other fundamental corporate transactions

Although Dependent On Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies On Any Such People.

The Company is dependent on management and founders in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these key personnel, management or founders die or become disabled, the Company will not receive any compensation to pay for the replacement of such personnel. The loss of any of such persons could negatively affect the Company and its operations.

Potential Disruption of Business in Specific Markets or States.

The Company accesses the marketplace for its products through a network of independent distributors of wine and spirits, who warehouse and provide wholesale distribution on an exclusive basis within a specified geographic territory. Unless otherwise bound by contract, the Company's distributors are not beholden to the Company or required to continue distribution of the Company's products indefinitely. From time to time an independent distributor may resign or refuse to continue distribution of one or more of the Company's products in a specific market or potentially an entire state causing disruption to the Company's business within that territory. Additionally, a new successor distributor may not be immediately available with the result that the Company's products will not be sold or available in the territory, which sometimes may be an entire state, resulting in extended disruption to revenue streams previously enjoyed by the Company within the territory.

If only the minimum number of Units is sold in the Offering, we will not have sufficient proceeds to fully implement our business plan.

A total of $100,000 worth of Units must be subscribed for in the Offering for a closing to take place. If only the minimum number of Units is sold in the Offering, we will not have sufficient proceeds to fully implement our business plan.

There can be no assurance that any Units will be sold in the Offering.

This Offering is being made on a "best efforts" basis. Accordingly, there can be no assurance that any of the Units will be sold in the Offering. No commitment has been made by anyone to purchase any of the Units being offered. To the extent that fewer than the minimum number of Units is sold in the Offering, investors' money will be returned without interest or deduction.

The Units will be subject to transfer restrictions under Rule 501 of Regulation Crowdfunding.

The Units are being issued in a transaction exempt from registration pursuant to Section 4(a)(6) of the Securities Act and my not be transferred by any purchaser during the one year period following purchase, except as permitted by the limited exceptions under Rule 501(a) of Regulation Crowdfunding. These exceptions permit transfers (a) back to the Company; (b) to an accredited investor (as such term is defined in Regulation D under the Securities Act); (c) as part of an offering of securities registered with the SEC; or (d) to a family member of the purchaser or related trust, as defined in Rule 501(a) of Regulation Crowdfunding. Consequently, purchasers of the Units must bear the economic risk of the investment for an indefinite period of time.

The determination of offering price and terms was arbitrary.

The offering price for the Units has been arbitrarily determined by the Company and does not necessarily bear any relationship to the assets, book value, earnings, or net worth of the Company or any other established criteria of value, nor was any independent valuation of the Company conducted. Further, the offering price may be significantly higher than the price at which the Units would trade if they were to be traded publicly or actively traded by broker-dealers.

Disagreement over amendment consent provisions of Operating Agreement.

The Company and one holder of the old preference units who invested $50,000 in 2019 and representing six tenths of one percent (0.62%) of the Company's

equity ("objecting holder") have a disagreement regarding the amendment provisions of the Operating Agreement and whose consent is required to amend the Company's Operating Agreement in preparation for the launch of this offering. The three other holders of old preference units have all consented to the Operating Agreement amendment, including the provisions regarding the exchange of old preference units for new preferred units offered hereby.
The objecting holder has no disagreement with the other changes in the Amended and Restated Operating Agreement, including the provisions regarding the exchange of old preference units for new preferred units. The only disagreement is with respect to the conditions for future amendment of the Operating Agreement. If the objecting holder continues to press the point, the Company will defend its position vigorously.

There is no public market for our Units and no market is expected to develop.

We will remain privately held following the Offering. We may never achieve the milestones in developing our business necessary to make an initial public offering or exchange listing a realistic possibility. Prior to the Offering, there has been no public market for our Units and no market is expected to develop after the Offering. Investors 6 should consider an investment in the Units as being totally illiquid. If an Investor is able to sell Units , they likely will have to sell them at a substantial discount to the price paid. Investors should purchase the Units only as a long-term investment and be able to bear the economic risk of an investment for an indefinite period of time. Any potential return, is likely to be generated only in the context of a future sale of the Company, for which no assurance can be given.

The Company may issue additional Units or other securities, which may dilute the value of your investment.

The Managers have the authority to issue additional units or other equity securities of the Company. Any issuance of additional securities may dilute the ownership percentage of investors and may further dilute the book value of the Units. It is likely that the Company will need to seek additional capital in the future to fund its proposed expansion and achieve its projections. This capital may be raised on terms that are more favorable than the terms offered to investors in this Offering.

Future issuance of shares of units or options under our contemplated equity incentive plan will dilute ownership.

The Company anticipates that in the near future it will convert from limited liability form to corporate form. The Company is already classified as a corporation for federal income tax purposes. Following the corporate conversion, the Company expects to adopt a typical equity incentive plan which would permit the issuance of nonqualified and incentive stock options (to purchase shares of common stock) as well as restricted stock grants. The issuance of options and/or restricted stock grants may be made in connection with the hiring of new employees and managers and/or the retention of existing employees. Any future issuances under such a plan (if adopted) may dilute the percentage ownership of current unit holders.

The Company is taxed as a corporation and not a limited liability company.

Despite being in the legal form of a limited liability company, we are classified as a corporation for federal tax purposes. Therefore members will not have the benefit of any operating losses that the Company might generate.

We Have Significant Discretion Over The Net Proceeds.

As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management atthis juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

An Investment In The Securities Is Speculative And There Can Be No Assurance Of Any Return On Any Such Investment.

An investment in the Company's securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

We Have Not Paid Dividends In The Past And Do Not Expect To Pay Dividends In The Future. Any Return On Investment May Be Limited To The Value Of Our Common and Preferred Units.

We have never paid cash dividends on our units and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our units will depend on earnings, financial condition and other business and economic factors affecting it at such time as management may consider relevant. If we do not pay dividends, our units may be less valuable because a return on your investment will only occur if the value of our units appreciates and such value can be realized in the context of a subsequent sale of the Company, for which no assurance can be given.

The Company Is Not Subject To Sarbanes-Oxley Regulations And Lacks The Financial Controls And Safeguards Required Of Public Companies.

The Company does not have the internal infrastructure necessary, and is not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary

to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Amount Of Capital The Company Is Attempting To Raise In This Offering Is Not Enough To Sustain The Company's Current Business Plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount sought to be raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. The Company may undertake a concurrent offering of equity or debt securities to accredited investors on terms which might be more favorable than the terms of this Offering. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

Our financial statements contain a going concern qualification, and we must raise additional capital to fund our operations.

Mongio & Associates, our independent registered public accounting firm for the fiscal year ended December 30, 2020, has included an explanatory paragraph in their opinion that accompanies our reviewed financial statements as of and for the year then ended, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position or continue to increase revenues we may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the gross proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the gross proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the gross proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	93.5% will be used for sales, sales programing and digital marketing. 6.5% toward Wefunder intermediary fee

If we raise:	**$1,070,000**
Use of Proceeds:	20% will be used for improved bottling capacity, 73.5% for sales, sales programing and digital marketing, and 6.5% toward Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder

platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $9,003,691.55 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Maison De La Vie, Ltd. (LLC) is offering up to 1,477,177 Preferred Units, at a price per unit of $0.73171.

Investors in the first $100,000.56 of the offering will receive units at a price per unit of $0.66, and a pre-money valuation of $8,121,300.00.

The campaign maximum is $1,069,999.97 and the campaign minimum is $50,000.28.

TERMS OF PREFERRED UNITS

The Preferred Units are entitled to the following rights and terms, in addition to the privileges, preference, duties, liabilities, obligations, and rights specified with respect to Preferred Units in the Company's Operating Agreement:

Dividend Priority: The holders of Preferred Units shall be entitled to receive dividends, out of any assets legally available therefor, prior to and in preference to any declaration or payment of any dividend on the Common A Units or Common B Units, as and if declared by the Board. Any dividend so declared shall be paid in a per Unit amount that is the same for all classes of Units.

Liquidation Priority. In the event of any voluntary or involuntary liquidation, dissolution, winding up of the Company or any Deemed Liquidation Event, the holders of Preferred Units shall be entitled to receive, on a pari passu basis, out of the available proceeds thereof, the Liquidation Preference Amount (defined below) prior to the time that holders of Common A Units or Common B Units shall

be entitled to receive any proceeds of the liquidation, dissolution, winding up of the Company or Deemed Liquidation Event. If upon any such liquidation, dissolution, winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its unitholders shall be insufficient to pay the holders of Preferred Units the full amount to which they shall be entitled under the terms hereof, the holders of Preferred Units shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Units held by them upon such distribution if all amounts payable on or with respect to such Preferred Units were paid in full.

Liquidation Preference Amount: The liquidation preference amount payable for each Preferred Unit (the "Liquidation Preference Amount") shall mean the greater of (i) the sum of $0.73171 per Preferred Unit plus any unpaid and accrued dividends; or (ii) the amount the holder of one (1) Preferred Unit would be entitled to receive if such Preferred Unit were deemed to have been converted into one (1) Common A Unit.

Voting: The holders of Preferred Units shall be entitled to one (1) vote per Preferred Unit held and shall vote together with the holders of Common A Units as a single class.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Units	1,500,000	205,000	Yes
Common B Units	1,500,000	100,000	No
Common A Units	12,000,000	12,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Preferred units are the only class of units with a liquidation preference.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The offered securities may be diluted by the issuance of additional securities of the same class or by the subsequent authorization, offering and issuance of another class of securities.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the founders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the founders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, and change the management of the Company, They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns or otherwise dilutes Investors. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

22. What are the risks to purchasers of the securities relating to minority ownership in the

issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Live Oak Bank
Issue date	03/28/18
Amount	$2,840,000.00
Outstanding principal plus interest	$2,624,909.00 as of 11/21/21
Interest rate	6.9% per annum
Maturity date	03/29/29
Current with payments	Yes

Loan

Lender	Live Oak Bank
Issue date	03/18/20
Amount	$262,500.00
Outstanding principal plus interest	$262,500.00 as of 11/20/21
Interest rate	7.25% per annum
Maturity date	03/19/30

Current with payments	Yes

Loan

Lender	SBA - EIDL Loan
Issue date	04/20/20
Amount	$64,200.00
Outstanding principal plus interest	$64,200.00 as of 11/14/21
Interest rate	1.0% per annum
Maturity date	04/01/50
Current with payments	Yes

Loan

Lender	Golden Civic Foundation
Issue date	07/31/20
Amount	$20,000.00
Outstanding principal plus interest	$20,000.00 as of 11/20/21
Interest rate	5.5% per annum
Maturity date	11/01/26
Current with payments	Yes

Loan

Lender	SBA - EIDL
Issue date	10/13/21
Amount	$435,600.00
Outstanding principal plus interest	$435,600.00 as of 11/14/21
Interest rate	1.0% per annum
Maturity date	10/01/51
Current with payments	Yes

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2019	Other	Common (Class B) units and old Preference Units (exchanged for Preferred Units)	$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes

☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Golden Moon Distillery is a unique distilled spirits producer. We produce and sell premium and ultra-premium whiskies and spirits under the Golden Moon Distillery and Gun Fighter Whiskey brands.

In the next 5 years we plan to grow our revenue from current levels to over $10 Million. A big part of this will be growth in the American Single Malt Whiskey category. Projections cannot be guaranteed.

Milestones

Maison De La Vie, Ltd. was incorporated in the State of Colorado in January 2012.

Since then, we have:

- More than 13+ years of successful operations. Grew 38% in 2019 to $1.04 M in revenue.
- On track to grow revenue this year by 40% over 2019 (pre-COVID) levels, to $1.4 M in 2021 (projections not guaranteed)
- World class production facility in place (majority of cap-ex already deployed).
- Experienced alcohol beverage management team with 100+ years of combined experience.
- Golden Moon Single Malts have all won gold or double gold at the SF World Spirits Competition.
- Established distribution in 17 state markets in the US / 6 international markets.
- Extensive intellectual capital in place.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $625,751 compared to the year ended December 31, 2019, when the Company had revenues of $869,445. Our gross margin was 30.91% in fiscal year 2020, compared to 41.46% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $2,475,542, including $67,644 in cash. As of December 31, 2019, the Company had $2,554,107 in total assets, including $24,551 in cash.
- *Net Loss.* The Company has had net losses of $611,769 and net losses of $708,987 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $3,599,990 for the fiscal year ended December 31, 2020 and $3,181,049 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $3,651,118 in debt and $200,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Maison De La Vie, Ltd. cash in hand is $199,369.50, as of November 2021. Over the last three months, revenues have averaged $100,000/month, cost of goods sold has averaged $27,000/month, and operational expenses have averaged $110,000/month, for an average burn rate of $37,000 per month. Our intent is to be profitable in 42 months.

be profitable in 42 months.

The Company is +40% over 2019 revenue results and a larger increase over 2020. Revenue growth is occurring in multiple revenue categories including our domestic wholesale revenue (our most important category) where we expect to an increase of over 60% over 2019 levels.

We are expecting roughly $1 Million in total revenue over the next six months and a little over $1 Million in expenses over the same period.

According to plan, we will be profitable in approximately 42 months. We plan to raise roughly $8 Million in multiple tranches over the next several years according to this plan to support our market expansion. If we expand more slowly we can be profitable sooner and won't need to raise this amount of funds, but that will also significantly reduce our long-term growth.

We expect the use of funds to cover the growth, associated expenses and inventory build for the next 2-3 years. The founders are willing to contribute additional funds if necessary.

Any projections in the above narrative are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Stephen Gould, certify that:

(1) the financial statements of Maison De La Vie, Ltd. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Maison De La Vie, Ltd. included in this Form reflects accurately the information reported on the tax return for Maison De La Vie, Ltd. filed for the most recently completed fiscal year.

Stephen Gould
Master Distiller

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those

that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://goldenmoondistillery.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Golden Moon Distillery Subscription Agreement
- SPV Subscription Agreement
- Golden Moon Distillery Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- John Lennon
- Karen Knight
- Stephen Gould

Appendix E: Supporting Documents

- ttw_communications_88219_162443.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Golden Moon Distillery Subscription Agreement
- SPV Subscription Agreement
- Golden Moon Distillery Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- John Lennon
- Karen Knight
- Stephen Gould

Appendix E: Supporting Documents

- ttw_communications_88219_162443.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Maison De La Vie, Ltd.

By

Stephen Gould

Founder, CEO and Master Distiller

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Karen H. Knight, MD

Cofounder, Director
12/13/2021

Stephen Gould

Founder, CEO and Master Distiller
12/13/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.